

March 14, 2013

<u>Via E-mail</u>
Douglas R. Muir
Chief Financial Officer
Krispy Kreme Doughnuts, Inc.
370 Knollwood Street
Winston-Salem, North Carolina 27103

     Re: Krispy Kreme Doughnuts, Inc.
             Form 10-K for the Fiscal Year Ended January 29, 2012
             Filed March 30, 2012
             File No. 1-16485

Dear Mr. Muir:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                              Sincerely,

                              /s/ Andrew D. Mew

                              Andrew D. Mew
                              Accounting Branch Chief